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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 69289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OpenBondX LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Arthur Godfrey Road Ste. 103
(No. and Street)

Miami (City) FL (State) 33140 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Jacobs 305-5942
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAS Partners
(Name – *if individual, state last, first, middle name*)

15800 Pines Blvd Suite 3002 (Address) Pembroke Pines (City) (State) 33027 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OPENBONDX LLC

Table of Contents



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenBondX LLC

We have audited the accompanying statement of financial condition of OpenBondX LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of OpenBondX LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OpenBondX LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Statement of Computation of Net Capital Requirements Under SEC Rule 15c3-1, Schedule II - Statement of Computation of Basic Capital Requirements, Schedule III - Reconciliation of Net Capital and Schedule IV - Computation of Aggregate Indebtedness, has been subjected to audit procedures performed in conjunction with the audit of OpenBondX LLC's financial statements. The supplemental information is the responsibility of OpenBondX LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information Schedule I - Statement of Computation of Net Capital Requirements Under SEC Rule 15c3-1, Schedule II - Statement of Computation of Basic Capital Requirements, Schedule III - Reconciliation of Net Capital and Schedule IV - Computation of Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAS Partners LLC

Pembroke Pines, Florida

March 3, 2017

OPENBONDX LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 3,941,891
Prepaid expenses	2,611
Furniture, fixture and equipment, at cost, less accumulated depreciation of $11,059	6,852
Other assets	667,834
Total assets	$ 4,619,188

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 64,620
Total liabilities	64,620
Members' equity	4,554,568
Total liabilities and member's equity	$ 4,619,188

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Operations
For The Year Ended December 31, 2016

Revenues	$ -
Operating expenses:	
Compensation and employee benefits	800,238
Cloud and computing	37,296
Market operations	127,091
Office expense	3,652
Insurance	3,821
Professional Fees	103,522
Promotional expenses	93,960
Regulatory expenses	7,257
Rent	19,568
Taxes and licenses	409
Telecommunication	35,861
Travel and entertainment	7,545
Depreciation and amortization	27,214
Total operating expenses	1,267,434
Other income	-
Net loss before provision for income taxes	(1,267,434)
Provision for income taxes	-
Net loss	$ (1,267,434)

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$	-
Changes during the period		
Subordinated borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2016

Balance, January 1, 2016	$ 5,360,722
Net loss	(1,267,434)
Members' capital contributions	461,280
Balance, December 31, 2016	**$ 4,554,568**

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Statement of Cash Flows
For The Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(1,267,434)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		27,214
(increase) decrease in operating assets and liabilities:		
Prepaid expenses		(610)
Other assets		(8,334)
Accounts payable and accrued expenses		21,365
Net cash used in operating activities		(1,227,799)
Cash flows from investing activities:		
Purchase of equipment		(372)
Net cash used in investing activities		(372)
Cash flows from financing activities:		
Member contributions		461,280
Net cash provided by financing activities		461,280
Decrease in cash		(766,891)
Cash at beginning of the year		4,708,782
Cash at end of the year	**$**	**3,941,891**

The accompanying notes are an integral part of these financial statements.

Note 1 - Company Organization and Nature of Business

OpenBondX LLC (the Company) is a Financial Industry Regulatory Authority (FINRA) and Securities Exchange Commission (SEC) registered broker-dealer. The Company is also registered with the SEC as an alternative trading system (ATS) providing a matching platform for subscribers to trade corporate bonds. The Company introduces and clears all trades through SG Americas Securities, LLC (SGAS), a wholly owned subsidiary of Société Générale.

Note 2 - Summary of Significant Accounting Policies

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's ("the FDIC") limit of $250,000. At December 31, 2016, the Company exceeded the federally insured limit by $3,691,891.

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the accompanying financial statement, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The company is organized as a Limited Liability Company. As such, all Company income and losses are passed through to the members.

Clearing Deposit

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with SG Americas Securities, LLC (SGAS), a wholly owned subsidiary of Société Générale. The company is required by its clearing firm, SGAS, to hold a clearing deposit at the clearing firm of $500,000. This is included in other assets on the statement of financial condition.

Furniture, Fixture and Equipment

Furniture, fixture and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Furniture, fixture and equipment consist of computer hardware, office equipment, and furniture and fixtures, which are depreciated over three to seven years.

Organization Costs

Organizations costs are carried at cost and are amortized over ten years.

Note 3 - Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

When available the Company measures fair value using level I inputs because they generally provide the most reliable evidence of fair value.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of a minimum "net capital" equivalent to $100,000, or 6 2/3% of the "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2016, the Company had net capital of $4,367,605, which was $4,267,605 in excess of its requirement.

Note 5 - Furniture, Fixture and Equipment

The major classifications of fixed assets are as follows:

Furniture, fixtures and equipment	$ 17,911
Total Furniture, fixture and equipment	17,911
Less Accumulated Depreciation	(11,059)
Furniture, fixtures and equipment, net	$ 6,852

Note 6 - Commitments and Contingencies

(a) Leases

The Company leases its premises under an operating lease which expires on May 31, 2018. Rental expense for the year ended December 31, 2015 was $19,568.

The following is a schedule of future minimum rental payments:

Year ending December 31:	
2017	$ 19,572
2018	8,244
2019	-
2020	-
2021	-
Thereafter	-
Total future minimum rental payments	$ 27,816

Note 6 - Commitments and Contingencies (continued)

(b) Litigation

The Company is not involved in any litigation at the time of the audit completion.

Note 7 - Other Assets

As of December 31, 2016, other assets consist of the following:

Clearing deposit	$	508,334
Organizational costs, net of accumulated amortization of $82,000		158,000
Security deposit		1,500
Total other assets	$	667,834

Note 8 - Subsequent Events

The Company has evaluated subsequent events from December 31, 2016 through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

SUPPLEMENTARY INFORMATION

OPENBONDX LLC
Schedule I
Statement of Computation of Capital Requirement
December 31, 2016

Total members' equity	$	4,554,568
Less: members' equity not allowable for net capital		0
Net capital before other charges against capital:		4,554,568
Furniture, fixture and equipment, net		6,852
Prepaid expenses		2,611
Other assets - organizational costs, net		158,000
Other assets - security deposits		1,500
Other charges - excess fidelity bond		18,000
Total charges against capital		186,963
Net capital	**$**	**4,367,605**

Schedule II
Statement of Computation of Basic Capital Requirement
December 31, 2016

Net capital	$	4,367,605
Net capital required		100,000
Excess net capital	**$**	**4,267,605**

The accompanying notes are an integral part of these financial statements.

OPENBONDX LLC
Schedule III
Reconciliation of Net Capital
December 31, 2016

Net capital per audited financial statements (note 4)	$	4,367,605
Net capital per focus report - part II A		4,367,605
Net difference	$	-

Schedule IV
Computation of Aggregate Indebtedness
December 31, 2016

Total liabilities from statement of financial condition	$	64,620
Percentage of aggregate indebtedness to net capital		1.48%

The accompanying notes are an integral part of these financial statements.


BAS

PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of OpenBondX LLC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OpenBondX LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OpenBondX LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (K)(2)(ii) (the "exemption provisions") and (2) OpenBondX LLC stated that OpenBondX LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OpenBondX LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OpenBondX LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (K)(2)(ii) (the "exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAS Partners LLC

Pembroke Pines, Florida

March 3, 2017



10 March 2017

Submisision of Amended Audited Report Filed Pursuant to Rule 17a-5(e)(3)

Dear Sir/Madam:

Following is an ***amended*** audited report for OpenBondX LLC, CRD # 168100 and SEC no. 8-69289. The report was amended by our auditor for the reason stated below, quoted verbatim:

> *"Please see attached revised report. As per the previous report, we spoke with the AICPA and they told us that we could record the reduction as a distribution or as a reduction of capital contributions, under GAAP. Therefore we showed the distribution line item, after further review, in order to avoid any misinterpretations, we have determined that it would be best to reduce capital contribution and not show a separate line item as distributions.*

Our auditor is referencing his treatment of an ownership change where one LLC member sold his interest to the majority LLC member. Our initial audited report showed the sale as a distribution and the purchase as a contribution. While this treatment by our auditor may have been GAAP compliant, it was inconsistent with how we filed our FOCUS reports and created an erroneous impression of contributions and distributions that did not occur. This transactions was a direct sale by one owner to another and did not touch our balance sheet other than as a journal entry to reflect the ownership change inside the capital accounts.

Should you have any questions feel free to contact me at either 305.517.5942 or john.jacobs@openbondx.com.

Regards,

John Jacobs
Chief Operating Officer
OpenBondX LLC